EX. 99.28(p)(31)

VISIUM CODE OF ETHICS

A.           Introduction

High ethical standards are essential for the success of Visium and to maintain the confidence of Advisory Clients and Investors.  Visium believes that its long-term business interests are best served by adherence to the principle that Advisory Clients' and Investors’ interests come first.  Visium has a fiduciary duty to its Advisory Clients and Investors, which requires individuals associated with Visium to act solely for the benefit of Advisory Clients and Investors.  Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms.  In recognition of Visium’s fiduciary obligations to its Advisory Clients and Investors and Visium’s desire to maintain its high ethical standards, Visium has adopted this Code of Ethics containing provisions designed to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by Visium or Advisory Clients' securities holdings;  (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favor of the Advisory Client.

This Code of Ethics applies to all Access Persons.  All Visium Employees are presumed to be Access Persons.  Interns and temporary employees who have access to non-public information regarding any Advisory Client’s purchase or sale of securities, or non-public information regarding the holdings of any Advisory Client, are also presumed to be Access Persons and therefore subject to this Code of Ethics.

All Access Persons are required to comply with applicable federal and state securities laws.  Failure to adhere to federal and state securities laws could expose an Employee to sanctions imposed by Visium, the SEC or law enforcement officials.  These sanctions may include, among others, disgorgement of profits, suspension or termination of employment by Visium, or criminal or civil penalties.  If there is any doubt as to whether a federal or state securities law applies, Employees should consult the Compliance Department.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment for Employees and Access Persons (as applicable) of Visium.  If there is any doubt as to the propriety of any activity, Employees should consult with the Compliance Department, which is charged with the administration of this Code of Ethics, has general compliance responsibility for Visium and may offer guidance on securities laws and acceptable practices.  The Compliance Department may rely upon the advice of outside legal counsel and/or compliance consultants.

B.           Applicability Of Code Of Ethics

Personal Accounts of Access Persons

This Code of Ethics applies to all personal brokerage accounts of Access Persons where Reportable Securities7 are held (“Personal Account”).  A Personal Account also includes an account maintained by or for:

7 A Reportable Security is any financial instrument that is known as a security and as defined in detail in Section 202(a)(18) of the Investment Company Act , EXCEPT that it does NOT include:

•	The Access Person's spouse (other than a legally separated or divorced spouse of the Access Person) and minor children;

•	Any individuals who live in the Access Person's household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

•
Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

•	Any trust or other arrangement which names the Access Person as a beneficiary; and

•
Any partnership, corporation, or other entity of which the Access Person is a director, officer or partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

Access Person as Trustee

A Personal Account does not include any account for which a Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

Personal Accounts of Other Access Persons

A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account.  The account is considered to be a client account with respect to the Access Person managing the Personal Account.

Solicitors/Consultants

Non-Employee Solicitors or consultants are not subject to this Code of Ethics unless the Solicitor/consultant, as part of his or her duties on behalf of Visium (i) makes or participates in the making of investment recommendations for Visium’s Advisory Clients or (ii) obtains information on recommended investments for Visium’s Advisory Clients.

(i)	Direct obligations of the United States government;
(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
(iii)	Shares issued by money market funds; and
(iv)
Shares issued by registered open-end funds (i.e. mutual funds) that are registered under the Investment Company Act; provided that such funds are NOT either (A) exchange-traded funds, or (B) registered funds managed by Visium or registered funds whose adviser or principal underwriter controls Visium, or is under common control with Visium.

C.           Restrictions On Personal Investing Activities

General.

It is the responsibility of each Access Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws.  When anything under this Code of Ethics prohibits the purchase or sale of a security, it also prohibits the purchase or sale of any related securities such as puts, calls, other options or rights in such securities.  Personal securities transactions for Access Persons may be effected only in accordance with the provisions of this Code of Ethics.

Restriction on Excessive Trading.

Access Persons shall not engage in “excessive” personal trading that would be contrary to the best interests of Visium’s Advisory Clients and Investors.

Use of Restricted List.

Each Access Person is strictly prohibited from trading (either on his or her own behalf or on behalf of Visium's Advisory Clients) in the securities of issuers on Visium’s Restricted List.  Issuers on the Restricted List include companies with respect to which Visium has come into contact with material non-public information.  Any Access Person who wishes to trade in any security issued by a public or private company (or any derivative of such security) must first seek pre-clearance through Compliance ELF for each such trade.

Prohibition on Trading in Personal Accounts.

All personal trading, directly or indirectly, in any security issued by a public or private company (or any derivative thereof) is prohibited unless such ownership is through investments in registered investment companies or broadly-based index products.  Access Persons are permitted, however, to hold securities issued by public or private companies (and derivatives thereof) in discretionary accounts (i.e., accounts where an investment adviser instead of the Access Person has discretionary trading authority), provided that the Access Person first provides a copy of the discretionary account agreement to the Compliance Department and ensures that the discretionary account is electronically linked to Compliance ELF.

Newly-employed Access Persons may be granted limited exceptions to the prohibition on trading in personal accounts to enable them to liquidate their personal portfolios in an orderly manner, subject in the case of each transaction to pre-clearance by the Compliance Department.  All pre-cleared trades must be executed no later than 5:00 p.m. local time on the business day following the date preclearance is granted.  If any order is not timely executed, a request for preclearance must be resubmitted.  The Chief Compliance Officer must review requests for pre-clearance completed by Access Persons who are members of the Compliance Department.  The Deputy Chief Compliance Officer must review requests for pre-clearance completed by the Chief Compliance Officer.

Pre-clearance of Certain Transactions in Personal Accounts

Every Access Person must obtain pre-clearance from the Compliance Department in Compliance ELF before engaging in the following transactions in his or her Personal Account:

•	direct or indirect purchase or sale of beneficial ownership in a security in an initial public offering (as required under Rule 204A-1 of the Advisers Act); and

•
direct or indirect purchase or sale of beneficial ownership in a security in a limited offering, including (but not limited to) investments in hedge funds and private equity funds (as required under Rule 204A-1 of the Advisers Act).

D.           Reporting Requirements For Personal Accounts

All Access Persons are required to submit to the Compliance Department the following personal securities transactions reports on Compliance ELF:

Initial Holdings Report

Every Access Person is required to provide the Compliance Department with an Initial Holdings Report on Compliance ELF within 10 days of the date that he or she becomes an Access Person.  To file the Initial Holdings Report, the Access Person must electronically link his or her Personal Accounts to Compliance ELF.  Every Access Person is responsible for ensuring that all of his or her Personal Accounts are linked to Compliance ELF and that this linkage remains uninterrupted.

The Initial Holdings Report must disclose all of the Access Person’s current securities holdings of each Reportable Security in which the Access Person has any direct or indirect beneficial ownership.  The information required includes the following:  (i) title and type of Reportable Security; (ii) ticker symbol or CUSIP number (as applicable); (iii) number of shares; and (iv) principal amount of each Reportable Security.   Information contained in Initial Holding Reports must be current as of a date no more than 45 days prior to the date of submission.

Quarterly Transactions Report

No later than thirty (30) calendar days after the end of each calendar quarter, every Access Person must file a Quarterly Transactions Report on Compliance ELF.  Quarterly Transaction Reports set forth information about all transactions in Reportable Securities during the prior calendar quarter.

 Annual Holdings Report

No later than January 30th of each calendar year, Access Persons must file Annual Holdings Reports of all holdings of Reportable Securities as of January 1st of that year.  Annual Holdings Reports must be submitted through the Compliance ELF portal.

Review by Compliance Department

All Initial Holdings Reports, Quarterly Transactions Reports, and Annual Holdings Reports completed by Access Persons on Compliance ELF must be reviewed on a timely basis by the Compliance Department.  The Chief Compliance Officer must review the personal security transaction reports completed by Access Persons who are members of the Compliance Department.  The General Counsel must review the personal security transaction reports completed by the Chief Compliance Officer.

E.           Protection Of MNPI About Investment Recommendations

Access Persons must bear in mind that Visium has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) Advisory Clients. As a general rule, therefore, Access Persons should not share this information with third parties except to service providers such executing brokers, accountants or accounting support service firms, custodians, transfer agents, bankers, outside legal counsel and compliance consultants.  Nevertheless, Visium recognizes that it is a common practice in the hedge fund industry for portfolio managers and analysts to exchange ideas and research with other "buy-side" portfolio managers and analysts.  The expectation is that benefits accruing from exchanging information and testing ideas with colleagues in other firms outweigh costs of sharing that information which can include diluted returns resulting from front running or other adverse trading activities.  Portfolio managers and analysts who engage in this practice should be aware that disclosures of proprietary information to "buy-side" colleagues and competitors may be subject to review not only by the Compliance Department, but also by regulators.  Regulatory risks include those arising from Rule 13d-5 under the Exchange Act, when two or more persons are perceived as having agreed to act together for the purpose of acquiring, holding, voting or disposing of an issuer's securities.  In this case persons acting in concert may be deemed to be acting as a "group" and required to file a Schedule 13D based on all of the issuer's equity securities owned by the group.

Certain proprietary information relating to Visium and its Advisory Clients may not be disclosed to the buy-side under any circumstances, including:

•	The size of positions held by any Advisory Client in any issuer's securities;

•	Visium's intentions or expectations with respect to holding periods and the timing or quantity of purchases, long sales or short sales of securities

Under no circumstances is any Access Person permitted to share any non-public information about a Mutual Fund or its holdings with the buy-side, any Investor or prospective investor.

Employees may share specific information about a Fund's holdings of securities with third-party consultants or an issuer's officers only if those third parties have executed an appropriate non-disclosure or confidentiality agreement.

Employees who have questions about the appropriateness of disclosing proprietary information with the buy-side or any third party must consult with the Compliance Department prior to any such disclosure.

F.           Oversight Of Code Of Ethics

Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics must be promptly reported to the Compliance Department.

Each Access Person's transactions in his/her Personal Accounts may be reviewed on a regular basis and compared to transactions entered into by Visium for Advisory Clients.  The Chief Compliance Officer may delegate any of the responsibilities, powers and authorities conferred on him by this Code of Ethics.

The Chief Compliance Officer may impose such sanctions or remedial action as he deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors).  These sanctions may include, among other things, disgorgement of profits to a charity or suspension or termination of employment.

G.           Confidentiality

All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.